                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                             LSB INDUSDRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 502160 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
         Daniel Besdin, Solomon & Moskowitz, P.C., 650 Fifth Avenue,
                   New York, New York 10019, (212) 265-1200

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 8, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 502160 10 4                                         PAGE 2 OF 19 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Granite Capital L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           319,220
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    319,220
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       319,220
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /x/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.46%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                     PAGE 3 OF 19 PAGES
      502160 10 4
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Riverside Capital Advisers, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Florida
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,742,832
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,742,832
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,742,832
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /x/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.98%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                    PAGE 4 OF 19 PAGES
       502160 10 4
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Glenn Koach
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           73,175
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING           1,742,832
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     73,175
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     1,742,832
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,816,007
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /x/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.48%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                    PAGE 5 OF 19 PAGES
         502160 10 4
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carl Santangelo
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          9,133
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,133
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,133
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /x/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.                                                     Page 6 of 19 Pages
     502160 10 4
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Olga Santangelo
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          9,133
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,133
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,133
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /x/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $.10 per share (the "COMMON STOCK"), of LSB Industries, Inc., a Delaware corporation (the "ISSUER"). The Issuer's principal executive offices are located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

Item 2.  Identity and Background.

         This statement is filed by: (a) Granite Capital L.P. ("GRANITE CAPITAL"), (b) Riverside Capital Advisers, Inc. ("RIVERSIDE"), (c) Glenn Koach ("KOACH"), (d) Carl Santangelo ("SANTANGELO"), and (e) Olga W. Santangelo (together with Carl Santangelo, the "SANTANGELOS"). (The persons listed in (a) through (e) are to be referred to collectively hereinafter as the "FILING PERSONS").

         Granite Capital is a Delaware limited partnership having both its principal business and principal office address at 126 East 56th Street, 25th Floor, New York, New York 10022. The principal business of Granite Capital is to serve as a private investment limited partnership investing primarily in equities. Lewis M. Eisenberg ("EISENBERG") and Walter F. Harrison, III ("HARRISON") are the general partners of Granite Capital.

         The present principal occupations of both Eisenberg and Harrison are to act as the principals in the business of Granite Capital International Group L.P. ("GRANITE INTERNATIONAL"), a Delaware limited partnership having its address at 126 East 56th



                                                              Page 7 of 19 Pages

Street, 25th Floor, New York, New York 10022. The principal business of Granite International is the rendering of investment advisory and other financial services. The business address of both Eisenberg and Harrison, each of whom is a United States citizen, is at the office of Granite International at 126 East 56th Street, 25th Floor, New York, New York 10022.

         Riverside is a Florida corporation having both its principal business and principal office address at 1630 SE 17th Street Causeway, Suite 204, Fort Lauderdale, Florida 33316-1735. The principal business of Riverside is to provide investment advisory services to, and to invest on behalf of, discretionary investment accounts pursuant to the terms of written contracts. Thomas J. Ryan ("RYAN"), Koach and Stephen Massey ("MASSEY") are the President, Vice-President and Vice President, respectively, of Riverside and each is a director of Riverside.

         The present principal occupation of both Koach and Ryan is to act as an executive officer of Riverside. The present principal occupation of Massey is to act as President of Glenriver, Inc., the principal business of which is to manage alternative fixed income funds for institutional investors. The principal address of Glenriver, Inc. is 1630 S.E. 17th Street Causeway, Fort Lauderdale, Florida 33316-1735.

         The business address of both of Koach and Ryan is at the offices of Riverside, 1630 SE 17th Street Causeway, Suite 204, Fort Lauderdale, Florida 33316-1735. The business address of Massey is at the offices of Glenriver, Inc., 1630 SE 17th Street Causeway,



                                                              Page 8 of 19 Pages

Fort Lauderdale, Florida 33316-1735. Each of Koach, Ryan and Massey is a United States citizen.

         The present principal occupation of Carl Santangelo is to act, through a professional association, as an attorney. The business address of Carl Santangelo is 3000 North Federal Highway, Building 2, Suite 200, Fort Lauderdale, Florida 33306. Olga Santangelo is not employed and her residence address is 2864 N.E. 25th Street, Fort Lauderdale, Florida 33305. Both Carl and Olga Santangelo are United States citizens.

         None of the persons described in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

         The shares of Common Stock of the Issuer beneficially owned, respectively, by the Filing Persons and by Eisenberg, Harrison, Ryan and Massey (collectively with the Filing Persons, the "REPORTING PERSONS"), and the shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 ("PREFERRED STOCK") owned beneficially by Riverside as hereinafter reported, were all purchased in the open market through brokerage transactions.



                                                              Page 9 of 19 Pages

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned directly by Granite Capital is approximately $3,062,000.

         The net investment cost (excluding commissions, if any) of the shares of Common Stock and the shares of Preferred Stock beneficially owned directly by Riverside is approximately $955,746 and $12,259,131, respectively.

         The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned directly by Koach and Ryan is approximately $310,875 and $57,735, respectively.

         The net investment cost (including commissions, if any) of the shares of Common Stock jointly beneficially owned directly by the Santangelos is approximately $85,700.

         The shares of Common Stock purchased by Granite Capital were purchased with working capital.

         The shares of Common Stock and Preferred Stock purchased by Riverside were purchased with funds made available through the investment accounts that Riverside manages.

         The shares of Common Stock purchased by Koach, Ryan and the Santangelos, respectively, were all purchased with private funds and the shares of Common Stock purchased by Koach and the Santangelos, respectively, (with the exception of 5,352 shares of Common Stock held in Koach's IRA account) were purchased on margin.

         The margin transactions of Koach and Ryan are with Morgan Keegan & Company, Inc. on such firm's usual terms and conditions.

         The margin transactions of the Santangelos are with Essex



                                                             Page 10 of 19 Pages

Capital Markets, Inc. (clearing agent for Bear, Stearns Securities Corp.) on such firm's usual terms and conditions.

         All or part of the shares of Common Stock beneficially owned by Granite Capital, all or part of the shares of Common Stock beneficially owned by Koach and Ryan, respectively, and all or part of the shares of Common Stock jointly beneficially owned by the Santangelos, may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s). Such loans customarily bear interest at a rate based upon the broker's call rate in effect from time to time. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of the Transaction.

         The Filing Persons are filing this Schedule 13D because, as a result of certain matters reported under Item 6 below, they may be deemed to constitute a "group" under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended ("RULE 13d-5").

         The shares of Common Stock acquired by Granite Capital, Riverside, Koach, Ryan and the Santangelos, and the shares of Preferred Stock acquired by Riverside, were all acquired in the open market through brokerage transactions in the ordinary course of business and were all made solely as an investment and not for the purpose of acquiring control of the Issuer. Although the shares of Common Stock and Preferred Stock, as applicable,



                                                             Page 11 of 19 Pages
purchased by the Reporting Persons were acquired for investment purposes, some or all of the Reporting Persons may pursue discussions with the Issuer's management in the future to consider various possible actions with respect to the Issuer that might maximize value for the Issuer's shareholders. Each Reporting Person reserves the right to make purchases, or further purchases, of shares of Common Stock, and/or Preferred Stock, from time to time in the open market or otherwise and to dispose of any or all of the shares of Common Stock and/or Preferred Stock held by him or it at any time. Each Reporting Person's determination with respect to the foregoing possibilities will depend upon the performance of the Issuer's management and other factors, including, but not limited to, some or all of the following: market activity in shares of Common Stock and Preferred Stock, the Reporting Person's evaluation of the Issuer and its prospects, the Reporting Person's analysis of the industries in which the Issuer operates, general market and economic conditions, and the availability of financing for any of such possible actions.

         None of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D except to the extent described in Item 6 hereof, to which reference is hereby made. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and formulate plans or proposals with respect thereto, but have no present intention of doing so.



                                                             Page 12 of 19 Pages

Item 5.   Interest in Securities of the Issuer.

         (a) and (b) The Reporting Persons beneficially own the following amounts of Common Stock of the Issuer:

         Granite Capital is the direct owner of 319,220 shares of Common Stock.

         Neither Eisenberg or Harrison directly owns any shares of Common Stock. However, under the rules promulgated by the Securities and Exchange Commission ("SEC RULES"), each of Eisenberg and Harrison may be deemed to indirectly beneficially own 319,220 shares of Common Stock by virtue of their respective positions as general partners of Granite Capital. In addition, Eisenberg and Harrison are, respectively, the Secretary and President of Granite Advisory Corp. ("GRANITE ADVISORY"), a Delaware corporation that is the general partner of Granite International, and each of them is a co-chairman of Granite International. Granite International, in turn, provides discretionary investment advisory services pursuant to a contract with Granite Capital Overseas Hedged Equity Fund Ltd. ("GRANITE OVERSEAS"), an offshore investment corporation. Granite Overseas is the beneficial owner of 23,000 shares of Common Stock. Under the SEC Rules, each of Eisenberg and Harrison may be deemed to be an indirect beneficial owner of the 23,000 shares of Common Stock beneficially owned by Granite Overseas as the result of their respective relationships with Granite Advisory and Granite International.

         Riverside is the beneficial owner of 165,345 shares of Common Stock and 364,400 shares of Preferred Stock that it holds in



                                                             Page 13 of 19 Pages
discretionary investment accounts and over which it has sole voting and investment authority. Since the aforesaid 364,400 shares of Preferred Stock are convertible into a total of 1,577,487 shares of Common Stock, Riverside may be deemed, under SEC Rules, to be the beneficial owner of an aggregate of 1,742,832 shares of Common Stock.

         Ryan and Koach are the direct owners of 6,247 shares and 73,175 shares of Common Stock, respectively. Mr. Massey does not own any shares of Common Stock directly. By virtue of their respective positions as executive officers and directors of Riverside, each of Ryan, Koach and Massey may be deemed, under SEC Rules, to be the indirect beneficial owner of all 1,742,832 shares of Common Stock beneficially owned by Riverside.

         The Santangelos are the direct joint owners of 9,133 shares of Common Stock.

         By virtue of the understanding among them described in Item 6 below, the Filing Persons may be deemed to constitute a "group" under Rule 13d-5. The Filing Persons, in the aggregate, beneficially own, directly and indirectly, a total of 2,144,360 shares of Common Stock constituting 14.57% of the 14,714,188 outstanding shares of Common Stock of the Issuer (based upon the Issuer's statement of the number of outstanding shares of Common Stock, as of November 8, 1996, in its quarterly report on Form 10-Q for the quarterly period ended September 30, 1996 and assuming, for purposes of such calculation, the conversion into Common Stock of all shares of Preferred Stock held by Riverside).



                                                             Page 14 of 19 Pages

         Each Reporting Person disclaims beneficial ownership of shares of Common Stock that are, or may deemed to be, beneficially owned by or on behalf of any other person, to the extent beneficial ownership by such Reporting Person of such shares of Common Stock may result from such other person's being deemed to be a member of a group, for purposes of Rule 13d-5, with such Reporting Person.

         (c) There have been no transactions by any of the Reporting Persons in the Common Stock (or Preferred Stock) within the last sixty days.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, respectively. However, the shares of Common Stock beneficially owned by Riverside are owned on behalf of investment accounts pursuant to written contracts with Riverside. Upon termination of any such contract, all shares held for such account, and all authority to vote and dispose of such shares, would revert to the entity for whom such investment account is maintained.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Except to the extent described in Item 5 and in this Item 6 below (and the Joint Filing Statement attached as Exhibit 1 hereto), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and



                                                             Page 15 of 19 Pages
between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.)

         Pursuant to an understanding among them, (i) Granite Capital, (ii) the Santangelos, jointly, and (iii) Riverside, jointly with Koach, have each submitted to the Issuer a proposal for shareholder approval at the Issuer's next annual meeting of shareholders and each of such proponents currently intends to vote all of the shares of Common Stock held by it, him or her in favor of such proposals.

         The proposal submitted by Granite Capital is that the stockholders of the Issuer recommend that as soon as practicable, the Issuer's Board of Directors (the "BOARD") take all steps within its legal power and in accordance with applicable law as are necessary to declassify the Board for the purpose of director elections, such declassification to be effected in a manner that does not affect the unexpired terms of directors of the Issuer previously elected.

         The proposal submitted jointly by Riverside and Koach is that the stockholders of the Issuer recommend that as soon as practicable the Board take all steps within its legal power and in accordance with applicable law as are necessary to institute



                                                             Page 16 of 19 Pages
cumulative voting in the election of directors.

         The proposal submitted jointly by the Santangelos is that the By-laws of the Issuer be amended to prohibit, commencing with directors to be elected at the Issuer's 1998 annual meeting of stockholders, the election of any individual above the age of seventy as a director of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint statements on Schedule 13D as required by Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.


                                   SIGNATURES

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1997

                                            GRANITE CAPITAL L.P.

                                            By:/s/Walter F. Harrison, III
                                               ---------------------------------
                                               Walter F. Harrison, III
                                               General Partner

                                            By:/s/Lewis M. Eisenberg
                                               ---------------------------------
                                               Lewis M. Eisenberg
                                               General Partner



                                                             Page 17 of 19 Pages

                                            RIVERSIDE CAPITAL ADVISORS, INC.

                                            By:/s/Thomas J. Ryan
                                               ---------------------------------
                                                Thomas J. Ryan, President

                                               /s/Glenn Koach
                                               ---------------------------------
                                                GLENN KOACH

                                               /s/Carl Santangelo
                                               ---------------------------------
                                                CARL SANTANGELO

                                               /s/Olga Santangelo
                                               ---------------------------------
                                                OLGA W. SANTANGELO



                                                             Page 18 of 19 Pages